UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12B-25
NOTIFICATION OF LATE FILING

TONGXIN INTERNATIONAL, LTD

COMMISSION FILE NUMBER 333-147086-01

CUSIP NUMBER: G8918T103

(Check One )
☐	Form 10-K	☒	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D
☐	Form N-SAR	☐	Form N-CSR

For Period Ended: DECEMBER 31, 2010
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: ________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART I -- REGISTRANT INFORMATION

Full Name of Registrant:    TONGXIN INTERNATIONAL, LTD

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):

United States Office
199 PIERCE STREET
SUITE 202

City, State and Zip Code: BIRMINGHAM MI 48009

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PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate) ☐

(a) The reasons described in reasonable detail in Part III of this from could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(C) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant and its auditor are in the process of completing the audit of the registrant’s financial statements for its fiscal year ended December 31, 2009. In addition, the filing of the registrant’s Annual Report on Form 20-F for its fiscal year ended December 31, 2010 (the “2010 Form 20-F”) cannot be made before the end of the prescribed time period (June 30, 2011) due to a delay in the preparation of certain documents and financial and other information necessary to permit the completion of the 2010 Form 20-F and the required audit of such financial information.  The registrant is in the process of gathering such documents and in preparing and reviewing the financial and other information required to be included in the 2010 Form 20-F.  The registrant expects to file the 2010 Form 20-F and its Annual Report on Form 20-F for its fiscal year ended December 31, 2009 as soon as reasonably possible.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Name:  JOHN SHARP OR PAUL M. KAVANAUGH

(Area Code) (Telephone Number):  (248) 540-2300

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes  ☒ No

The registrant has yet to file its Annual Report on Form 20-F for its fiscal year ended December 31, 2009.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof? ☐ Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TONGXIN INTERNATIONAL, LTD.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 6-30-2011	By	/s/ William Zielke
William Zielke
Chief Executive Officer